Filed Pursuant to Rule 424(b)(2)

Registration No. 333-185462

Pricing Supplement To Prospectus dated December 20, 2012 and Prospectus Supplement dated December 20, 2012

United Mexican States

U.S. $110,000,000,000 Global Medium-Term Notes, Series A

U.S. $3,900,000,000  4.000% Global Notes due 2023

The notes will mature on October 2, 2023. Mexico will pay interest on the notes on October 2 and April 2 of each year, commencing April 2, 2014. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated December 20, 2012, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per note		99.543%		0.200%		99.343%
Total	U.S. $	3,882,177,000	U.S. $	7,800,000	U.S. $	3,874,377,000

(1)	Plus accrued interest, if any, from October 2, 2013.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about October 2, 2013.

Joint Lead Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	Morgan Stanley

September 23, 2013

Pricing Supplement

About This Pricing Supplement	PS-2
Use of Proceeds	PS-3
Description of the Notes	PS-4
Supplemental Risk Factor Disclosure	PS-8
Recent Developments	PS-9
Plan of Distribution	PS-29

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-10
Taxation	S-22
Plan of Distribution	S-29
Glossary	S-33
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated December 20, 2012, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated December 20, 2012 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, GOLDMAN, SACHS & CO. (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED DECEMBER 20, 2012 ISSUED BY MEXICO.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a)

to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Austria, Belgium, Chile, Colombia, Denmark, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Norway, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See the section entitled “Plan of Distribution”.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $3,874,027,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $350,000. Mexico intends to use the net proceeds of the sale of the notes, (i) in part, for liability management transactions, which may include payment of the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to its planned offer to purchase for cash (the “Offer to Purchase”), on the terms and subject to the conditions set forth in an Offer to Purchase, dated September 23, 2013, in which the managers are acting as joint dealer managers and Goldman, Sachs & Co. is acting as billing and delivery bank (the “B&D Bank”), and (ii) in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1 dated as of November 28, 1995 and Amendment No. 2 dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $3,900,000,000

Issue Price:	99.543%, plus accrued interest, if any, from October 2, 2013

Issue Date:	October 2, 2013

Maturity Date:	October 2, 2023

Specified Currency:	U.S. dollars (U.S. $)

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	4.000% per annum, accruing from October 2, 2013

Interest Payment Date:	Semi-annually on October 2 and April 2 of each year, commencing on April 2, 2014

Regular Record Date:	September 25 and March 25 of each year

Optional Redemption:

☒  Yes            ☐  No

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points over (ii) the principal amount of the notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as below defined) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☐ Yes ☒ No

Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Purchase Price:	99.343%, plus accrued interest, if any, from October 2, 2013

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	91086Q BC1

ISIN:	US91086QBC15

Common Code:	097563896

Fiscal Agent, Principal Paying Agent, Exchange Rate Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Payment of Principal and Interest:	Principal of and interest on the notes will be payable by Mexico to the Paying Agent in U.S. dollars.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated December 20, 2012.

Conflicts of Interest:	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico. An affiliate of the B&D Bank for the Offer to Purchase may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

SUPPLEMENTAL RISK FACTOR DISCLOSURE

The following risk factor supplements the information contained under “Risk Factors”, in the accompanying prospectus supplement. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

Recent federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of sovereign issuers to restructure their debt

In ongoing litigation in federal courts in New York captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments in respect of the bonds unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds. The court stayed the effect of such ruling until any ruling on the case by the United States Supreme Court.

Depending on the scope of the final decision, a final decision that requires ratable payments could potentially hinder or impede future sovereign debt restructurings and distressed debt management unless sovereign issuers obtain the requisite bondholder consents pursuant to a collective action clause, if applicable, in their debt, such as the collective action clause contained in the Notes. See “Description of the Securities—Meetings, Amendments and Waivers” in the accompanying prospectus. Mexico cannot predict whether or in what manner the courts will resolve this dispute or how any such judgment will be applied or implemented.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2011 (the 2011 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

Legislative authority in the Federal Government of Mexico (the Government) is vested in Congress. Congressional elections for all 128 seats in the Cámara de Senadores (Senate) and 500 seats in the Cámara de Diputados (Chamber of Deputies) were held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	54	42.2%	213	42.6%
National Action Party	38	29.7	114	22.8
Democratic Revolution Party	22	17.2	101	20.2
Ecological Green Party of Mexico	7	5.5	28	5.6
Labor Party	5	3.9	14	2.8
Citizen Movement Party	1	0.8	20	4.0
New Alliance	1	0.8	10	2.0
Unaffiliated	0	0.0	0	0.0

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Representatives.

Mexico is a federation comprised of thirty-one states, each headed by a state governor, and one Federal District, headed by an elected mayor. A local election for the Baja California governorship was held on July 7, 2013. By forming an alliance with the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) and the Partido Nueva Alianza (New Alliance Party), the Partido Acción Nacional (National Action Party, or PAN) was able to retain the Baja California governorship. As a result of this election, Mexico’s state governorships are now composed as follows:

•	The PRD holds three state governorships, along with the mayorship of the Federal District;

•	The PAN holds three state governorships;

•	An alliance formed by the PAN and the PRD holds four state governorships; and

•	The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) holds the remaining 21 of the 31 state governorships.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 1.0% in real terms during the first six months of 2013, as compared to the same period of 2012. The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

	Real GDP by Sector
	2008	2009	2010(1)	2011(1)	2012(1)	First six months of 2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps. 393.0	Ps. 383.2	Ps. 385.3	Ps. 376.3	Ps. 401.2	Ps. 397.8
Secondary Activities:
Mining	1,054.7	1,012.1	1,021.7	1,017.3	1,034.5	1,005.3
Utilities	252.6	255.8	267.8	280.2	286.1	272.7
Construction	1,030.7	968.2	967.3	1,006.0	1,025.2	950.8
Manufacturing	2,027.3	1,857.9	2,013.3	2,100.8	2,181.9	2,175.6
Tertiary activities:
Wholesale and retail trade	1,785.9	1,563.5	1,750.7	1,918.6	2,005.1	2,017.9
Transportation and warehousing	700.6	650.0	701.3	729.6	762.0	762.4
Information	324.5	352.0	357.6	381.5	435.2	448.0
Finance and insurance	390.6	403.9	488.1	523.0	563.0	573.6
Real estate, rental and leasing	1,448.4	1,464.0	1,508.9	1,552.1	1,589.8	1,607.6
Professional, scientific and technical services	288.9	274.5	271.2	285.0	296.0	288.5
Management of companies and enterprises	74.4	68.2	71.1	73.9	76.7	71.9
Administrative and support and waste management and remediation services	398.8	370.8	374.1	396.3	408.7	416.6
Education services	472.2	473.0	473.5	480.9	487.7	483.5
Health care and social assistance	250.1	255.2	255.9	261.7	267.3	270.3
Arts, entertainment and recreation	57.4	55.0	57.5	57.0	60.3	57.1
Accommodation and food services	277.8	251.1	255.4	259.1	269.9	269.3
Other services (except public administration)	255.6	254.1	257.5	262.0	272.7	274.2
Public administration	458.1	467.4	477.9	471.1	479.6	480.2

Gross value added at basic values	11,941.2	11,379.9	11,956.1	12,432.6	12,903.1	12,823.3
Taxes on products, net of subsidies	315.7	300.8	316.5	328.7	341.1	339.0

GDP	Ps. 12,256.9	Ps. 11,680.7	Ps. 12,272.6	Ps. 12,761.3	Ps. 13,244.2	Ps. 13,162.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

Real GDP Growth by Sector(1)

	2008	2009	2010(2)	2011(2)	2012(2)	First six months of 2013(2)(3)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.8%	1.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.5	(2.3)	6.6	0.4
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	1.7	(1.8)
Utilities	1.3	1.3	4.7	4.6	2.1	(0.3)
Construction	3.8	(6.1)	(0.1)	4.0	1.9	(3.5)
Manufacturing	(1.0)	(8.4)	8.4	4.3	3.9	0.1
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	12.0	9.6	4.5	2.3
Transportation and warehousing	(0.1)	(7.2)	7.9	4.0	4.4	1.0
Information	6.0	8.5	1.6	6.7	14.1	7.2
Finance and insurance	21.9	3.4	20.8	7.1	7.7	4.9
Real estate, rental and leasing	3.3	1.1	3.1	2.9	2.4	2.0
Professional, scientific and technical services	3.1	(5.0)	(1.2)	5.1	3.9	1.4
Management of companies and enterprises	7.5	(8.2)	4.2	3.9	3.8	(5.3)
Administrative support, waste management and remediation services	2.2	(7.0)	0.9	5.9	3.1	4.8
Education services	1.1	0.2	0.1	1.6	1.4	0.6
Health care and social assistance	1.3	2.0	0.3	2.3	2.1	3.0
Arts, entertainment and recreation	0.3	(4.1)	4.4	(0.7)	5.7	0.6
Accommodation and food services	0.1	(9.6)	1.7	1.5	4.2	2.0
Other services (except public administration)	1.3	(0.6)	1.3	1.8	4.1	2.5
Public administration	2.0	2.0	2.3	(1.4)	1.8	(0.9)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(3)	First six months of 2013 results as compared to the same period of 2012.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) during 2012 was 3.6%, 0.6 percentage points higher than the 2012 budget estimate and 0.3 percentage points lower than the inflation level during 2011. For several months of 2012, annual inflation surpassed the expected deviation (+/-1.0%) from the 3.0% target. This was due to transitory shocks in the prices of agricultural products. However, annual inflation returned to the expected levels in the latter part of the year as these shocks dissipated.

Consumer inflation for the eight months ended August 31, 2013 was 1.6%, 0.1 percentage points lower than during the same period of 2012.

Interest Rates

During the first eight months of 2013, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.9%, as compared to 4.3% during the same period of 2012. Interest rates on 91-day Cetes averaged 4.0%, as compared to 4.4% during the same period of 2012.

On September 19, 2013, the 28-day Cetes rate was 3.56% and the 91-day Cetes rate was 3.63%.

Unemployment Rate

At December 31, 2012, the number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043, an increase of 711,708 from the level recorded at the end of 2011. According to preliminary information, the Tasa de Desocupación Abierta (open unemployment rate) was 4.5% at December 31, 2012, the same as the rate registered on December 31, 2011. The average unemployment rate during 2012 was 5.0%, a 0.2 percentage point decrease from the average unemployment rate in 2011.

According to preliminary figures, Mexico’s unemployment rate was 5.1% during July 2013, a 0.1 percentage point increase from the rate at July 2012.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

	2009	2010(1)	2011(1)	2012(1)	First six months of 2013(1)(2)
Food	(0.3)%	1.8%	2.2%	0.7%	1.0%
Beverage and tobacco products	0.3	0.2	4.6	2.0	(0.5)
Textile mills	(7.4)	10.6	(4.5)	4.9	(0.5)
Textile product mills	(7.8)	2.6	(2.9)	0.5	4.4
Apparel	(7.6)	4.9	0.2	(1.8)	2.8
Leather and allied products	(4.8)	7.7	(0.3)	2.2	(1.1)
Wood products	(4.7)	5.5	5.0	11.0	0.8
Paper	(0.6)	3.7	(0.9)	6.3	1.4
Printing and related support activities	(6.5)	10.1	4.1	(1.9)	(9.1)
Petroleum and coal products	0.5	(8.0)	(3.8)	1.2	1.6
Chemicals	(3.1)	(0.5)	(0.2)	0.2	(0.6)
Plastics and rubber products	(9.6)	12.6	7.2	9.5	(1.1)
Nonmetallic mineral products	(9.4)	3.9	4.8	2.4	(1.2)
Primary metals	(16.4)	11.6	4.9	2.9	(2.9)
Fabricated metal products	(14.1)	7.6	7.5	8.5	0.9
Machinery	(19.9)	47.5	13.3	4.2	(5.4)
Computers and electronic products	(10.2)	4.2	(0.8)	1.4	8.0
Electrical equipment, appliances and components	(10.7)	9.8	1.3	1.4	(3.8)
Transportation equipment	(26.4)	42.0	16.5	14.0	2.5
Furniture and related products	(6.5)	7.0	1.1	1.7	(11.4)
Miscellaneous	(4.5)	2.1	0.8	1.5	(3.9)
Total expansion/contraction	(8.4)	8.4	4.3	3.9	0.1

(1)	Preliminary figures.
(2)	First six months of 2013 results as compared to the same period of 2012.
(3)	Percent change reflects constant 2008 pesos.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

According to preliminary figures, the manufacturing sector expanded by 3.9% in real terms during 2012, as compared to 2011. This expansion was mainly driven by increases in: (1) manufacturing exports (mostly during the first half of the year); (2) the production of transportation equipment, nonmetallic mineral products, fabricated metal products, plastic and rubber products and primary metal manufacturing; and (3) internal demand due to the growth of (i) the accommodation and food service sector and (ii) the real estate, rental and leasing sector. In total, nineteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2012 as compared to 2011.

According to preliminary figures, the manufacturing sector continued to expand by 0.1% in real terms during the first six months of 2013 as compared to the same period in 2012. This expansion was primarily due to the growth of Mexico’s automotive industry. In total, twelve manufacturing sectors contracted during the first six months of 2013 while nine sectors grew in the first six months of 2013, each as compared to the same period in 2012.

Petroleum and Petrochemicals

Based on its audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), PEMEX’s total sales amounted to Ps. 1,646.9 billion during 2012, an increase of 5.7% as compared with total sales during 2011 of Ps. 1,558.5 billion. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 11.3% in 2012, from Ps. 779.2 billion in 2011 to Ps. 867.0 billion in 2012, primarily due to increases in the prices and volume of sales of petroleum products and petrochemicals sold by PEMEX. Domestic sales of petroleum products increased by 15.3%, while domestic sales of petrochemicals (including sales of certain by-products of the petrochemical production process) decreased by 1.9% and domestic sales of natural gas decreased by 22.2% in 2012.

Total consolidated export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 0.04% in peso terms in 2012, from Ps. 773.0 billion in 2011 to Ps. 772.7 billion in 2012, primarily due to a decrease in the volume of crude oil exports. The weighted average price per barrel of crude oil that the PMI Group (which is comprised of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates) sold to third parties in 2012 was U.S. $101.82, 0.7% higher than the weighted average price of U.S. $101.13 in 2011. The volume of crude oil exports decreased by 6.1% in 2012, from 1,337.8 thousand barrels per day in 2011 to 1,255.6 thousand barrels per day in 2012.

During 2012, PEMEX had a net income, as calculated in accordance with IFRS, of Ps. 2.6 billion, as compared to a net loss of Ps. 106.9 billion during 2011. This increase in net income in 2012 is primarily explained by a Ps. 104.9 billion increase in PEMEX’s net foreign exchange gains due to the appreciation of the peso against the U.S. dollar and the euro during 2012 as compared to 2011. This increase was only partially offset by an increase in costs of sales as a result of higher gasoline prices, an increase in financing cost and an increase in general expenses.

Based on its unaudited condensed consolidated interim financial statements for the first six months of 2012 and 2013, PEMEX’s total sales decreased by 3.4%, from Ps. 817.4 billion in the first six months of 2012 to Ps. 789.4 billion in the first six months of 2013. This decrease in total sales resulted primarily from a 14.7% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 7.0% increase in domestic sales, as described below.

PEMEX’s domestic sales increased by 7.0% in the first six months of 2013, from Ps. 416.6 billion in the first six months of 2012 to Ps. 445.7 billion in the first six months of 2013, primarily due to increases in the sales price of gasoline, diesel and natural gas and a significant increase in demand from the electrical sector. Domestic sales of petroleum products increased by 5.3% in the first six months of

2013, from Ps. 374.2 billion in the first six months of 2012 to Ps. 393.9 billion in the first six months of 2013, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 47.8% in the first six months of 2013, from Ps. 23.0 billion in the first six months of 2012 to Ps. 34.0 billion in the first six months of 2013, primarily due to higher sales prices and a significant increase in demand from the electrical sector. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 8.7%, from Ps. 19.5 billion in the first six months of 2012 to Ps. 17.8 billion in the first six months of 2013, primarily due to lower sales prices of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price of polyethylene decreased due to lower domestic demand.

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 14.7%, from Ps. 397.3 billion in the first six months of 2012 to Ps. 338.9 billion in the first six months of 2013, primarily due to: (1) a 14.7% decrease in the weighted average prices of export crude oil; (2) a 6.0% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity, as well as a decrease in crude oil production; and (3) the effect of the appreciation of the peso against the U.S. dollar on the translation of PEMEX’s U.S. dollar-denominated revenues to pesos. The weighted average price of the Mexican crude oil basket exported by PEMEX decreased by 4.8%, from U.S. $105.87 per barrel in the first six months of 2012 to                     U.S. $100.82 in the first six months of 2013.

In the first six months of 2013, PEMEX reported a net loss of Ps. 53.4 billion on Ps. 789.4 billion in total sales, as compared to a net income of Ps. 6.8 billion on Ps. 817.4 billion in total sales in the first six months of 2012. This decrease in net income is primarily explained by: (1) a decrease in other revenues, net, due primarily to a lower Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or the IEPS tax) credit; (2) a decrease in total sales, which resulted from decreased export sales primarily due to lower crude oil prices and sales volume; (3) an increase in general expenses, which was mainly due to increases in the net cost of employee benefits for the period; and (4) a decrease in PEMEX’s income associated with the foreign exchange gain as a result of the lower rate of appreciation of the peso against the U.S. dollar during the first six months of 2013 as compared to the first six months of 2012.

Tourism

Mexico’s tourism sector expanded in 2012. As compared to 2011, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $12.7 billion, a 7.3% increase from 2011;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $10.2 billion, a 7.9% increase from 2011;

•	the number of tourists to the interior totaled 13.7 million, a 3.2% increase from 2011;

•	the average expenditure per tourist to the interior totaled U.S. $746.3, a 4.6% increase from 2011;

•	expenditures by Mexican tourists abroad totaled U.S. $5.2 billion, an 11.3% increase from 2011; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $8.4 billion, a 7.9% increase from 2011.

In total, the Mexican tourism sector recorded a U.S. $4.3 billion surplus in the balance of payments in 2012, a 6.3% increase from the U.S. $4.0 billion surplus recorded in 2011.

Increases in this sector continued into the first seven months of 2013. As compared to the first seven months of 2012, the tourism sector experienced increases in the following areas:

•	revenues from international travelers totaled U.S. $8.3 billion, a 7.2% increase from the same period in 2012;

•	revenues from tourists to the interior of Mexico totaled U.S. $6.8 billion, a 8.4% increase from the same period in 2012;

•	the number of tourists to the interior of Mexico totaled 8.5 million, a 1.8% increase from the same period in 2012;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $797.3, a 6.5% increase from the same period in 2012;

•	expenditures by Mexican tourists abroad totaled U.S. $3.0 billion, a 9.3% increase from the same period in 2012; and

•	expenditures by Mexicans traveling abroad totaled U.S. $4.8 billion, a 5.4% increase from the same period in 2012.

In total, the Mexican tourism sector recorded U.S. $3.5 billion surplus in the balance of payments during the first seven months of 2013, an 9.8% increase from the U.S. $3.2 billion surplus recorded during the same period in 2012.

Transportation and Communications

A Constitutional reform of the telecommunications and broadcast industries became effective on June 12, 2013. This reform is intended to: (1) provide Mexicans with access to better and cheaper telecommunications services; and (2) increase competition and investment in these industries. The main aspects of this reform are as follows:

•	the designation of the Federal Telecommunications Institute, which was created under this reform, and the Federal Economic Competition Commission as two constitutionally autonomous regulators;

•	the increase from 49% to 100% in permitted foreign ownership of telecommunications and satellite communications companies, and from 0% to 49% in permitted foreign ownership of broadcasting companies;

•	the creation of two new national television networks;

•	the development and operation of a nationwide telecommunications network; and

•	the removal of barriers to effective enforcement in these industries, by, among other things, establishing specialized courts staffed with judges who have the requisite experience in competition law and in the telecommunications and broadcast industries to adjudicate disputes.

Secondary legislation implementing these reforms is still pending approval.

Financial System

Central Bank and Monetary Policy

Since January 21, 2008, Banco de México has used the Tasa de Fondeo Bancario (overnight interbank funding rate) as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate is adjusted when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%). Since the global economic crisis, Banco de México has consistently been decreasing the minimum overnight interbank funding rate. However, from July 17, 2009 to March 8, 2013 the funding rate remained at 4.50%. Since then, this rate has again been lowered to 4.00% on March 8, 2013 and finally to 3.75% on September 6, 2013.

At July 31, 2013, Mexico’s M1 money supply was 4.7% greater in real terms than the level on July 31, 2012. The amount of bills and coins held by the public was 0.5% lower in real terms than at July 31, 2012. In addition, the aggregate amount of checking account deposits denominated in pesos was 4.3% greater in real terms than at the same date in 2012.

At July 31, 2013, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 5.8% greater in real terms than financial savings at July 31, 2012. Savings generated by Mexican residents increased by 3.1% and savings generated by non-residents increased by 19.1%, both in real terms, as compared to the same period of 2012.

At September 9, 2013, the monetary base totaled Ps. 760.1 billion, a 10.2% nominal decrease from the level of Ps. 846 billion at December 31, 2012, due to a lower demand for bills and coins held by the public.

The Securities Market

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares.

At September 18, 2013, the IPC stood at 41,902.2 points, representing a 4.1% nominal decrease from the level at December 31, 2012.

Banking Supervision and Support

At July 31, 2013, the total loan portfolio of the banking system was 2.8% greater in real terms than the total loan portfolio at December 31, 2012.

At July 31, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 83.8 billion, as compared to Ps. 61.4 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.0%, as compared to a ratio of 2.3% at December 31, 2012. The amount of loan loss reserves held by commercial banks at July 31, 2013 totaled Ps. 128.2 billion, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 152.9% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2012, Mexico registered a trade deficit of U.S. $0.1 billion, as compared to a trade deficit of U.S. $1.5 billion for 2011. In particular, exports increased or decreased as follows (each as compared to 2011):

•	merchandise exports increased by 6.1%, to U.S. $370.7 billion, as compared to U.S. $349.4 billion in 2011;

•	petroleum exports decreased by 6.2%, while non-petroleum exports increased by 8.5%; and

•	exports of manufactured goods (which represented 81.5% of total merchandise exports) increased by 8.4%.

According to preliminary figures, during 2012, Mexico’s total imports increased by 5.7%, to U.S. $370.8 billion, as compared to U.S. $350.8 billion in 2011. In particular, imports increased or decreased as follows (each as compared to 2011):

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

According to preliminary figures, during the first seven months of 2013, Mexico registered a trade deficit of U.S. $3.3 billion, as compared to a trade surplus of U.S. $2.7 billion for the same period of 2012. In particular, exports increased or decreased as follows (each as compared to the first seven months of 2012):

•	merchandise exports increased by 1.4%, to U.S. $217.3 billion, as compared to U.S. $214.2 billion during the first seven months of 2012;

•	petroleum exports decreased by 5.6%, while non-petroleum exports increased by 2.6%; and

•	exports of manufactured goods (which represented 82.2% of total merchandise exports) increased by 2.8%.

According to preliminary figures, during the first seven months of 2013, total imports increased by 4.3%, to U.S. $220.6 billion, as compared to U.S. $211.6 billion for the same period of 2012. In particular, imports increased or decreased as follows (each as compared to the first seven months of 2012):

•	imports of intermediate goods increased by 3.5%;

•	imports of capital goods increased by 4.3%; and

•	imports of consumer goods increased by 8.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	First seven months of 2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$28,985
Crude oil	43,342	25,614	35,919	49,322	46,788	25,113
Other	7,294	5,217	5,775	7,063	6,103	3,872
Non-oil products	240,707	198,872	256,780	292,990	317,814	188,275
Agricultural	7,895	7,726	8,610	10,309	10,914	7,186
Mining	1,931	1,448	2,424	4,063	4,906	2,585
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	178,504

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	217,261
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	32,814
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	165,404
Capital goods	39,097	30,645	30,247	35,032	38,568	22,341

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	220,559

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(3,299)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$100.64

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes in-bond industries.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

During 2012, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $14.2 billion, as compared to a deficit of U.S. $11.4 billion in 2011. Its capital account registered a surplus of U.S. $51.6 billion in 2012, as compared to a surplus of U.S. $51.0 billion in 2011. This was due to an increase of inflows from external sectors, which, in turn, resulted from, amongst other things, the strength of Mexico’s economic fundamentals as compared to the deterioration observed in the United States and European Union markets. Foreign investment in Mexico totaled U.S. $72.1 billion in 2012. This foreign investment was composed of direct foreign investment inflows totaling U.S. $15.5 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $56.7 billion.

According to preliminary figures, during the first six months of 2013, Mexico’s current account registered a deficit of 0.9% of GDP, or U.S. $11.3 billion, as compared to a deficit of U.S. $3.6 billion for the same period of 2012. Its capital account registered a surplus of U.S. $26.6 billion during the first six months of 2013, as compared to a surplus of U.S. $11.2 billion during the same period of 2012. Foreign investment in Mexico totaled U.S. $30.0 billion during the first six months of 2013 and was composed of direct foreign investment inflows totaling U.S. $23.8 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $6.2 billion.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would be conducting an auction of U.S. $400 million on each business day. In these auctions, U.S. dollars would be auctioned at a peso/dollar exchange rate that was, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. This daily auction would result in a sale only when the exchange rate depreciated more than 2% against the previous day’s exchange rate. On April 8, 2013, the Foreign Exchange Commission announced that Banco de México would no longer conduct this auction since the prior peso/dollar exchange rate volatility had dissipated. From November 30, 2011 through April 8, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

On November 5, 2012, Banco de México submitted a new request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of this credit line another two years and would increase the amount available under the line to approximately U.S. $73 billion. On November 30, 2012, the IMF granted this request.

At September 13, 2013, Banco de México’s international reserves totaled U.S. $170.6 billion, an increase of         U.S. $7.0 billion from the amount at December 31, 2012. The net international assets of Banco de México totaled U.S. $173.5 billion at September 13, 2013, an increase of U.S. $7.0 billion from the amount at December 31, 2012.

The following table sets forth Mexico’s balance of payments for the periods indicated:

	Balance of Payments
	2008	2009	2010	2011	2012	First six months of 2012(1)	First six months of 2013(1)
	(in millions of dollars)
I. Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,386)	$(14,184)	$1,624	$(11,328)
Credits	343,686	273,250	346,529	399,248	421,496	212,765	212,501
Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	184,137	185,046
Non-factor services	18,216	15,096	15,621	16,153	16,817	8,703	11,441
Tourism	13,370	11,513	11,992	11,869	12,739	6,632	7,119
Others	4,847	3,583	3,629	4,284	4,078	2,071	4,322
Factor Services	8,530	6,797	10,812	10,569	11,205	7,915	5,139
Interest	6,128	4,253	3,388	3,475	2,833	1,558	1,080
Others	2,402	2,544	7,424	7,094	8,372	6,357	4,060
Transfers	25,597	21,653	21,623	23,152	22,768	12,010	10,875
Debits	363,242	280,974	349,759	411,084	435,680	211,141	223,830
Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	180,847	186,908
Non-factor services	26,431	25,139	25,565	30,289	30,835	13,731	15,739
Insurance and freight	10,000	7,510	8,723	10,225	9,726	4,760	4,800
Tourism	8,568	7,207	7,255	7,832	8,449	3,731	3,990
Others	7,863	10,422	9,587	12,232	12,661	5,240	6,950
Factor services	28,080	21,389	22,626	29,774	33,884	16,457	21,126
Interest	16,763	12,886	14,161	17,688	20,210	9,657	11,376
Others	11,316	8,503	8,465	12,086	13,674	6,801	9,750
Transfers	128	60	86	178	209	105	57
II. Capital account	32,204	16,181	45,598	50,985	51,614	22,835	26,580
Liabilities	40,046	34,272	91,492	61,714	86,586	45,380	43,999
Loans and deposits	9,887	10,033	45,428	13,075	14,455	13,356	13,980
Development banks	(496)	794	648	(283)	398	(433)	(599)
Commercial banks	234	(3,918)	29,323	(953)	(3,206)	2,626	9,831
U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—	—
Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	6,268	731
Non-financial private sector	728	(3,711)	5,657	8,401	8,867	4,895	4,017
PIDIREGAS(3)	12,853	—	—	—	—	—	—
Foreign investment	30,159	24,239	46,063	48,639	72,131	32,024	30,019
Direct	27,729	16,605	22,563	23,553	15,453	9,622	23,847
Portfolio	2,430	7,634	23,500	25,086	56,678	22,402	6,173
Equity securities	(3,503)	4,155	373	(6,566)	10,038	2,791	(4,912)
Debt securities	5,933	3,479	23,127	31,651	46,640	19,612	11,085
Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,973)	(22,545)	(17,419)
III. Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(16,707)	(9,729)	(7,329)
IV. Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	14,862	3,015

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industries.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (Infraestructura Productiva de Largo Plazo, or PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

During the first eight months of 2013, the average peso/U.S. dollar exchange rate was Ps. 12.6383 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on September 18, 2013 (which took effect on the second business day thereafter) was Ps. 12.9687 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during 2012, the public sector balance registered a deficit of Ps. 403.2 billion, or 2.6% of GDP, as compared to a deficit of Ps. 353.5 billion in nominal pesos in 2011. This was consistent with the approved budget deficit and the applicable guidelines for the fiscal year. Excluding physical investments by PEMEX, the public sector registered a deficit of Ps. 91.2 billion, or 0.6% of GDP.

According to preliminary figures, during 2012, the primary balance registered a deficit of Ps. 97.5 billion in nominal pesos, or 0.6% of GDP, as compared to a deficit of Ps. 81.1 billion in nominal pesos recorded in 2011.

According to preliminary figures, during the first six months of 2013, the public sector balance registered a deficit of Ps. 75.6 billion in nominal pesos (including physical investment expenditures by PEMEX), or 1.0% of GDP. This deficit was Ps. 142.6 billion in nominal pesos during the same period of 2012. The public sector balance registered a surplus of Ps. 54.8 billion in nominal pesos (excluding physical investment expenditures by PEMEX), as compared to a Ps. 24.1 billion deficit registered for the same period of 2012.

According to preliminary figures, during the first six months of 2013, public sector budgetary revenues amounted to Ps. 1,810.3 billion in nominal pesos, 0.9% greater in real terms as compared to the same period of 2012. During the first six months of 2013, crude oil revenues decreased by 5.6% and non-oil tax revenues increased by 5.2%, both in real terms, as compared to the same period of 2012. Non-tax PEMEX revenues as a percentage of total public sector budgetary revenues decreased from approximately 12.4% in the first six months of 2012 to approximately 11.7% in the same period of 2013.

According to preliminary figures, during the first six months of 2013, net public sector budgetary expenditures decreased by 2.8% in real terms as compared to the first six months of 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) decreased by 5.4% in real terms as compared to the first six months of 2012. During the first six months of 2013, the financial cost of public sector debt increased by 1.1% in real terms as compared to the same period of 2012.

As of June 30, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 31.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 17.5 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 36.3 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.1 billion.

A Constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico by introducing competency exams and yearly objectives, as well as by establishing merit-based standards for the hiring and promotion of teachers. In addition, this law provides federal funding for extended learning hours and the improvement of school-related infrastructure.

The amendment to the Ley General de Educación (General Education Law) went into effect on September 12, 2013. This amendment mandates the state to provide quality educational services to ensure that everyone can attend both primary and secondary schools.

The Ley del Instituto Nacional para la Evaluación de la Educación (National Institute for the Evaluation of Education Law) went into effect on September 12, 2013. This law establishes the National Institute as an autonomous public entity with respect to technical, management and budgetary-related determinations. The National Institute is responsible for, among other things, coordinating the Sistema Nacional de Evaluación Educativa (National System of Educational Evaluation). It is also responsible for assessing the quality, performance and results of the Sistema Educativo Nacional (National Education System) for primary and secondary institutions, both public and private in nature.

The Ley del Servicio Profesional Docente (Teacher Professional Service Law) went into effect on September 12, 2013. This law regulates the Servicio Profesional Docente (Teaching Professional Service), which establishes the criteria, terms and conditions for the hiring, training and assessment of teachers. This thereby facilitates merit-based promotions for teachers.

Economic Acceleration Plan

On September 13, 2013, President Peña Nieto introduced the Programa de Aceleración Económica (Economic Acceleration Plan), which includes measures to reallocate up to Ps. 16 billion of public spending. Under this plan, Congress must approve, upon request, any increase in public deficit exceeding 0.4% of GDP. The rationale is that such a policy will avoid affecting public spending, public investment levels and Government programs. The deficit threshold is lower in subsequent years given that Mexico is below its economic growth potential.

2013 Budget

On December 7, 2012, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to Congress for its approval. The 2013 Revenue Law and the 2013 Expenditure Budget were approved on December 13, 2012 and December 20, 2012, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively. Together, these two bills constitute Mexico’s 2013 budget (the 2013 Budget).

Including PEMEX’s investment program, the 2013 Budget, as approved by Congress, provides for a public sector budget deficit of 2.0% of GDP. The 2013 Budget contemplates public sector budgetary revenues totaling Ps. 3,601.1 billion, a 5.1% increase in real terms as compared to public sector budgetary revenues estimated for 2012. This is based on an assumed weighted average Mexican crude oil export price of U.S. $86.0 per barrel and an estimated volume of oil exports of 1,183.5 thousand barrels per day.

Mexico’s 2013 Budget provides for a total of Ps. 3,601.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 326.3 billion), a 3.0% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (the Federal Expenditure Budget for 2012). Estimated budget expenditures include:

•	Ps. 534.9 billion (17.5% of total budgetary programmable expenditures) on education;

•	Ps. 981.1 billion (32.1% of total budgetary programmable expenditures) on health and social security;

•	Ps. 209.0 billion (6.8% of total budgetary programmable expenditures) on housing and community development;

•	Ps. 295.1 billion for the servicing of Government debt, including the servicing of the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB); and

•	Ps. 50.3 billion for the servicing of the debt of the Comisión Federal de Electricidad (Federal Electricity Commission) and PEMEX.

The table below sets forth the budgetary results for 2011, as well as the preliminary results for 2012 and the first six months of 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget.

2011, 2012 and First Six Months of 2013 Results; 2013 Budget Assumptions and Targets

	2011 Results	2012 Results(1)	First six months of 2012 Results(1)	First six months of 2013 Results(1)	2013 Budget(2)
Real GDP growth (%)	4.0%	3.8%	4.3%	1.0%	3.5%
Increase in the national consumer price index (%)	3.8%	3.6%	0.8%	1.3%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.13	$101.81	$105.32	$100.63	$86.00 (3)
Current account deficit as % of GDP	(1.0%)	(1.2%)	0.1%	(0.9%)	n.a.
Average exchange rate (Ps./$1.00)	12.4	13.2	13.3	12.6	12.9
Average rate on 28-day Cetes (%)	4.2%	4.2%	4.3%	3.9%	4.6%
Public sector balance as % of GDP(4)	(2.5%)	(2.6%)	(1.9%)	(1.0%)	(2.0%)
Primary balance as % of GDP(4)	(0.6%)	(0.6%)	0.3%	1.2%	0.1%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2011 Form 18-K.

Source: Ministry of Finance and Public Credit.

Public Debt

The 2013 Revenue Law authorizes the Government to incur internal net indebtedness of up to Ps. 415.0 billion during 2013, or 2.5% of GDP, lower than the approved amount for 2012 of 2.8% of GDP. The 2013 Revenue Law also authorizes the incurrence of external indebtedness in the amount of U.S. $7 billion during 2013, including financing from international financial organizations.

Internal Public Debt

The Government’s internal debt includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2013, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). Internal debt does not include IPAB debt or the debt of budget-controlled or administratively controlled agencies. At December 31, 2012, all of the Government’s internal debt was denominated in pesos or Unidades de Inversión (UDIs), units of account whose value in pesos is indexed to inflation on a daily basis as measured by the change in the national consume price index, and was payable in pesos.

According to preliminary figures, at June 30, 2013, the Government’s net internal debt totaled Ps. 3,616.3 billion, a 3.3% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 162.7 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2011 Form 18-K. The Government’s gross internal debt totaled Ps. 3,836.1 billion at June 30, 2013, a 7.3%

increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at the end of 2012. Of the total gross internal debt at June 30, 2013, Ps. 411.3 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,424.8 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The Government’s financing costs on internal debt totaled Ps 109.6 billion, or 1.4% of GDP, during the first six months of 2013. This represents a 7.9% increase in nominal terms as compared to the same period in 2012. It also represents an increase of less than 0.1% of GDP as compared to the same period of 2012.

During 2012, the average maturity of the Government’s internal debt increased by 0.4 years, from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2012. As of June 30, 2013, the average maturity of the Government’s internal debt remained at 8.0 years.

The following table summarizes the net internal public debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2008		2009		2010		2011		2012		At June 30, 2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,257.8	91.1%	Ps. 3,516.5	91.7%
Cetes	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	531.3	14.9	559.7	14.6
Floating Rate Bonds	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3	200.4	5.6	207.9	5.4
Inflation-Linked Bonds	334.9	13.9	430.6	15.9	530.1	18.4	642.1	20.1	747.2	20.9	845.9	22.1
Fixed Rate Bonds	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,777.9	49.7	1,900.3	49.5
STRIPS of Udibonos	—	—	—	—	—	—	—	—	1.0	0.0	2.6	0.1
Other(3)	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.8	317.6	8.9	319.7	8.3

Total Gross Debt	Ps.2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,575.3	100.0%	Ps. 3,836.1	100.0%

Net Debt
Financial Assets(4)	(68.6)		(231.4)		(79.4)		(85.6)		(74.2)		(219.8)

Total Net Debt	Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,112.1		Ps. 3,501.1		Ps. 3,616.3

Gross Internal Debt/GDP		19.8%		21.4%		21.0%		20.7%		22.3%		24.1%
Net Internal Debt/GDP		19.2%		19.6%		20.4%		20.2%		21.8%		22.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 162.7 billion at June 30, 2013 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

Total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB.

At December 31, 2012, Mexico’s outstanding gross external public debt equaled U.S. $125.7 billion, an increase of approximately U.S. $9.3 billion from the U.S. $116.4 billion at the end of 2011. This increase was due to an increase in net external indebtedness of U.S. $448.9 million. It also included a downward accounting adjustment of U.S. $1,624.4 million in the U.S. dollar value of external debt denominated in other foreign currencies, due to the appreciation of the U.S. dollar against those other currencies. Overall, total public debt (gross external debt plus net internal public sector debt) during this period represented approximately 33.7% of GDP, approximately 2.0 percentage points higher than that of 2011.

According to preliminary figures, at June 30, 2013, outstanding gross public sector external debt totaled U.S. $125.1 billion, an approximate U.S. $596.8 million decrease from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $122.3 billion represented long-term debt and U.S. $2.8 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 34.6% of nominal GDP, an increase of 0.9 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S. $	39,997	U.S. $	9,782	U.S. $	5,885	U.S. $	55,664	U.S. $	1,275	U.S. $	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(3)		66,912		50,063		5,626		122,601		3,125		125,726
June 30, 2013(3)		67,350		49,413		5,576		122,339		2,790		125,129

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012(3)			June 30, 2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	103,256	82.5%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,897	4.7
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,876	1.5
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		908	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		13,192	10.6

Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	125,129	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the IMF (however, none were outstanding as of June 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On April 9, 2013, Mexico issued €1.6 billion of notes due 2023. These notes were placed in the European market and bear interest of 2.81%.

•	On July 29, 2013, Mexico issued ¥48.6 billion of notes due 2016, ¥15.0 billion of notes due 2018 and ¥17.0 billion of notes due 2019. These notes were placed in the Japanese public market and bear interest at 1.16%, 1.39% and 1.54%, respectively.

•	On August 28, 2013, Mexico issued Ps. 25 billion of domestic fixed-rate bonds due 2018. These bonds were placed in the Mexican market and provide investors with a yield to maturity of 5.490% for a tenor of five years.

External Debt Restructuring and Debt and Debt Service Reduction Transactions

In April 2013, Mexico conducted a tender offer pursuant to which the holders of four series of Mexico’s Euro-denominated external bonds maturing in 2013, 2015, 2017 and 2020 were invited to submit offers to sell their bonds to Mexico for cash. Pursuant to the tender offer, approximately €396 million of outstanding bonds were canceled. A portion of the proceeds of Mexico’s offering of €1.6 billion of 2.81% Global Notes due 2023 was used to finance the tender offer. A summary of the tender offer results follows.

Old Notes Series	ISIN	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
5.375% Global Notes due 2013	XS0170239932/ US91086QAP37	€5.01 million	€610.02 million
4.25% Global Notes due 2015	XS0222076449	€33.93 million	€544.76 million
4.25% Global Notes due 2017	XS0525982657	€210.82 million	€639.2 million
5.500% Global Notes due 2020	XS0206170390/ US91086QAT58	€146.11 million	€398.95 million

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of notes listed opposite their names below. The terms agreement, dated as of September     , 2013, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes
Goldman, Sachs & Co	U.S.$	1,300,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		1,300,000,000
Morgan Stanley & Co. LLC		1,300,000,000

Total	U.S.$	3,900,000,000

Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The managers are acting as joint dealer managers and Goldman, Sachs & Co. is acting as the B&D Bank for Mexico’s planned Offer to Purchase for cash certain outstanding notes of Mexico, on the terms and subject to the conditions set forth in an Offer to Purchase, dated September 23, 2013. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Offer to Purchase may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that Goldman, Sachs & Co., as the B&D Bank for the Offer to Purchase, will purchase the tendered notes pursuant to the Offer to Purchase on October 1, 2013, one business day prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by UMS for the tendered notes purchased by the B&D Bank for delivery to UMS, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico. See “Use of Proceeds”.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the managers may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated December 20, 2012 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico. An affiliate of the B&D Bank for the Offer to Purchase may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with FINRA Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the seventh day following the date hereof (such settlement cycle being referred to herein as “T+7”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $3,874,027,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $350,000.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

Austria

The information in this pricing supplement does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) in Austria. No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG. As no public offering will be made in Austria, no prospectus is required in accordance with Directive 2003/71/EC.

The information in the offer materials (e.g., pricing supplement, prospectus supplement and prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to qualified investors or investors recognized as eligible counterparties (who have not requested to be treated as non-professional client) as defined in §1/1/5a of the Austrian Capital Market Act (Kapitalmarktgesetz) (“Qualified Investors”). The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a Qualified Investor in Austria and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the notes. A public offering of the notes in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

The offer and sale of the notes do not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The offer and sale of the notes is being exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the offer and sale of the notes has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the offer and sale of the notes as well as any materials relating to the offer and sale of the notes may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium if the nominal value of each note is at least €100,000 in accordance with Article 3, §2, d) of the Prospectus Law, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia De Valores y Seguros or “SVS”) (“Rule 336”), the notes may be privately offered to certain Qualified Investors identified as such by Rule 336 (which in turn are further described in rule no. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be made to prospective investors in Chile:

1. Date of commencement of the offer: September 23, 2013. The offer of the notes is subject to Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia De Valores y Seguros or “SVS”).

2. The subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS, due to the notes not being subject to the oversight of the SVS;

3. Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4. The notes shall not be subject to public offering in Chile unless registered with the relevant securities registry of the SVS.

Información a los Inversionistas Chilenos

De conformidad con la Ley n° 18.045, de Mercado de Valores y la Norma de Carácter General n° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia

De Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la norma de carácter general n° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1. La oferta de los bonos comienza el 23 de septiembre de 2013, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2. La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa superintendencia;

3. Por tratarse de valores no inscritos en chile no existe la obligación por parte del emisor de entregar en chile información pública sobre estos valores; y

4. Estos valores no podrán ser objeto de oferta pública en chile mientras no sean inscritos en el registro de valores correspondiente.”

Colombia

The pricing supplement does not constitute and may not be used for, or in connection with, a public offering as defined in the laws of the Republic of Colombia and shall be valid in Colombia only to the extent permitted by Colombian law. The notes have not been registered in the Republic of Colombia and may only be exchanged in the territory of the Republic of Colombia to the extent permitted by applicable law. The information contained in this Offer is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. The Offer occurs outside Colombia and therefore is exclusively governed by foreign applicable law, and the notes are not negotiable in Colombia.

Denmark

This pricing supplement does not constitute a prospectus under Danish law and has not been filed with or approved by the Danish Financial Supervisory Authority as this pricing supplement has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto. Accordingly, this pricing supplement may not be made available to any other person in Denmark nor may the notes otherwise be marketed and offered for sale in Denmark other than in circumstances which are exempt from the requirement to publish a prospectus in Denmark.

European Economic Area

This pricing supplement has been prepared on the basis that the offer and sale of the notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the notes, may only do so in circumstances in which no obligation arises for Mexico or any of the managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Mexico nor the managers have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any of the managers to publish a prospectus for such offer.

In relation to each Relevant Member State with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer to the public of the notes has been or will be made in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive (“Qualified Investors”);

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining the prior consent of the representatives of Mexico for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer shall require Mexico or any managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase the notes, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 Amending Directive” means Directive 2010/73/EU.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Mexico; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the notes, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

Each of the managers represents, agrees and undertakes that: (i) it has not offered, sold or delivered and will not offer, sell or deliver any notes in the Federal Republic of Germany otherwise than in accordance with provisions of the German Securities Prospectus Act; and (ii) that it will not distribute in the Federal Republic of Germany any offer material relating to the notes to the public and only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

With respect to persons in Hong Kong, the offer and sale of the notes is only being made to, and is only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong) other than with respect to notes which are or are intended to be tendered only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under the SFO.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the notes and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation. Accordingly, the notes may not and will not be offered, sold or delivered, nor may nor will copies of this pricing supplement, the accompanying prospectus, prospectus supplement or any other documents relating to the notes (the “Offer Materials”) be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Consolidated Financial Act”) unless an exception applies. Therefore, the notes may only be offered, transferred or delivered, and copies of Offer Materials may only be distributed, within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (the “Intermediaries Regulation”), pursuant to Article 100, paragraph 1, letter a) of the Consolidated Financial Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation.

Any offer, sale or delivery of the notes or distribution of copies of Offer Materials in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Consolidated Financial Act, the Issuers Regulation, the Intermediaries Regulation and Italian Legislative Decree No. 385 of September 1, 1993 (the “Consolidated Banking Act”), all as amended; (ii) in compliance with Article 129 of the Consolidated Banking Act and the implementing guidelines of the Bank of Italy, as amended, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in an offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

The Offer Materials and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

This pricing supplement has been prepared on the basis that the offer and sale of the notes will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement or in the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

In the Netherlands, the notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Norway

The offer of the notes and the related materials do not constitute a prospectus under Norwegian law and have not been filed with or approved by the Norwegian Financial Supervisory Authority, the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises, as the Offer and the Offer materials have not been prepared in the context of a public offering of securities in Norway within the meaning of the Norwegian Securities Trading Act or any Regulations issued pursuant thereto. The offer of the notes will only be directed to qualified investors as defined in the Norwegian Securities Regulation section 7-1 or in accordance with other relevant exceptions from the prospectus requirements. Accordingly, the offer of the notes and the related materials may not be made available to the public in Norway nor may the offer of the notes otherwise be marketed and offered to the public in Norway.

Peru

This communication/OFFER is not intended for any person who is not qualified as an accredited investor, in accordance with provisions set forth in CONASEV Resolution No. 079-2008-EF/94.01.1, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor. Securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Spain

Neither the offer of the notes nor this pricing supplement have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the notes may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This document is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the offer of the notes or the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the offer of the notes or the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Neither the communication of this pricing supplement nor any other offer material relating to the offer of the notes has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this pricing supplement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

Uruguay

The sale of the notes qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

480 Washington Boulevard

30th Floor

Jersey City, NJ 07310

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A., London 5 Carmelite Street Canary Wharf London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.